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                       January 6, 2021

       Mark L. Kay
       Chief Executive Officer
       StrikeForce Technologies Inc.
       233 Excalibur Dr.
       Newtown Square, PA 19073

                                                        Re: StrikeForce
Technologies Inc.
                                                            Post-Qualification
Amendment on Form 1-A
                                                            Filed December 28,
2020
                                                            File No. 024-11267

       Dear Mr. Kay:

                                                        We have reviewed your
amendment and do not have any comments.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Larry Spirgel,
       Office Chief, at (202) 551-3815 with any other questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Technology